                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 _____________

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       ASSOCIATED NATURAL GAS CORPORATION
______________________________________________________________________________
                                (Name of Issuer)


                     Common Stock, $.05 par value per share
______________________________________________________________________________
                         (Title of Class of Securities)


                                  045744 10 9
______________________________________________________________________________
                                 (CUSIP Number)

                                 Robert W. Reed
                              Corporate Secretary
                         Panhandle Eastern Corporation
                             5400 Westheimer Court
                                 P.O. Box 1642
                           Houston, Texas 77251-1642
                                 (713) 627-5400
______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 28, 1994
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this Statement [  ].

  CUSIP No. 045744 10 9                 13D                             Page 2



  1          NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Panhandle Eastern Corporation   IRS No. 74-2150460

  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                    (b) [ ]

  3          SEC USE ONLY

  4          SOURCE OF FUNDS
             Not applicable.  See Item 3.

  5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6          CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
                                            7     SOLE VOTING POWER

                                                  4,477,431 1
                        NUMBER OF
                          SHARES            8     SHARED VOTING POWER
                       BENEFICIALLY
                          OWNED                   None
                            BY
                           EACH             9     SOLE DISPOSITIVE POWER
                         REPORTING
                          PERSON                  3,007,948 2
                           WITH
                                           10     SHARED DISPOSITIVE POWER

                                                  None

  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,477,431 1

  12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             24.7% 3

  14         TYPE OF REPORTING PERSON
             CO

1. Includes 1,469,483 shares with respect to which the Reporting Person has irrevocable Proxies with respect to voting on matters concerning the Merger Agreement described elsewhere in this Statement, and 3,007,948 shares issuable upon exercise of an Option granted to the Reporting Person by the Issuer in connection with the Merger Agreement described elsewhere in this Statement. The Option is not currently exercisable, and will become exercisable only on the occurrence of certain events. The Proxies described above would terminate if the Option became exercisable. See Item 6 of this Statement.
2. Consists solely of shares issuable upon exercise of the Option described in Note 1.
3. With respect to the portion of this percentage represented by the shares subject to the Option as described above, assumes issuance in full of such shares.

CUSIP No. 045744 10 9                13D                                Page 3



                     AMENDMENT TO STATEMENT ON SCHEDULE 13D

         This Amendment No. 1 (this "Amendment") amends the Statement on
Schedule 13D dated October 10, 1994 (the "Statement") of Panhandle Eastern Corporation, a Delaware corporation ("PEC" or the "Reporting Person") with respect to shares of common stock, $.05 par value per share (the "Common Stock"), of Associated Natural Gas Corporation, a Delaware corporation ("ANGC" or the "Issuer"). Capitalized terms used herein without definition are defined in the Statement and are used herein with the meanings ascribed thereto in the Statement.

         Item 1. Security and Issuer. Item 1 of the Statement is hereby amended by substituting the following sentence for the first sentence of the second paragraph thereof:

         "PEC also may be deemed to beneficially own an aggregate of 1,469,483 shares of Common Stock that are subject to irrevocable proxies (the "Proxies") that were granted to PEC by certain of the directors, executive officers and key employees of the Issuer (the "Affiliates") in connection with, and as consideration for, the execution and delivery by PEC and Merger Sub of the Merger Agreement."

         Item 1 of the Statement is hereby amended by adding the following at the end thereof:

         "In connection with the transactions contemplated by the Merger Agreement, the Reporting Person, together with the Issuer and its directors, have become defendants (the "Defendants") in certain litigation in the Delaware Court of Chancery (such litigation being captioned Jay Glatzer v. Dietler, et al., C.A. No. 13791 and 7547 Partners v. Dietler, et al., C.A. No. 13796 and referred to collectively herein as the "Actions"). On November 28, 1994, the Defendants in the Actions and the plaintiffs in those Actions, through their respective attorneys, signed a Stipulation and Agreement of Compromise, Settlement & Release (the "Settlement Agreement") settling the Actions, subject to certain conditions, including court approval. Pursuant to the Settlement Agreement, the parties to the Merger Agreement have entered into an amendment to the Merger Agreement, and PEC and ANGC have entered into an amendment to the Stock Option Agreement. The Defendants have also agreed not to oppose an award of attorneys' fees to plaintiffs' counsel not in excess of $400,000, and to reimburse certain expenses of the plaintiffs.

         The amendment to the Merger Agreement provides for an additional condition to the obligation of ANGC to consummate the Merger contemplated by the Merger Agreement, which condition requires that ANGC receive the written opinion of Dillon, Read & Co. Inc. (which may be in the form of a confirmation, as of the date of the ANGC stockholders meeting described below, of Dillon Read's opinion delivered to the Board of Directors of ANGC on October 9, 1994) to the effect that, as of the date of the ANGC stockholders meeting to consider and vote upon the Merger Agreement (currently scheduled for December 15, 1994), the consideration to be received by the holders of Common Stock in the Merger is fair, from a financial point of view, to such holders. Such amendment also

CUSIP No. 045744 10 9                  13D                              Page 4



provides ANGC the right to terminate the Merger Agreement, as amended, if it does not receive such opinion, and provides that if the Merger Agreement is so terminated and if at the time of the ANGC stockholders meeting there is a Competing Transaction (as defined in the Merger Agreement), ANGC will pay to PEC a fee equal to $20,000,000. A copy of the amendment to the Merger Agreement is attached hereto as Exhibit (e), and is incorporated herein by reference.

         The amendment to the Stock Option Agreement provides that the exercise price of $39.00 per share with respect to the 3,007,948 shares of Common Stock covered thereby will be adjusted under certain circumstances so that the excess of the Closing Price (as defined therein) of the Common Stock over such exercise price will not exceed $2.00 per share, instead of the $3.50 per share as originally set forth in the Stock Option Agreement. Additionally, the Stock Option Agreement, as amended, would become exercisable upon a termination of the Merger Agreement, as amended, by ANGC if ANGC did not receive the written opinion of Dillon Read described above and if at the time of the ANGC stockholders meeting described above there is a Competing Transaction. A copy of the amendment to the Stock Option Agreement is attached hereto as Exhibit
(f), and is incorporated herein by reference.

         As of the record date (November 11, 1994) for the ANGC stockholders meeting described above, the Proxies covered an aggregate of 1,469,483 shares of Common Stock."

         Item 5. Interest in Securities of the Issuer. Item 5(a) of the Statement is hereby amended in its entirety to read as follows:

         "(a) According to the Issuer, there were 15,117,514 shares of Common Stock outstanding as of November 11, 1994. Except as stated otherwise, all calculations in this Statement assume such number of outstanding shares.

         PEC currently does not own any shares of Common Stock. However, because of its ownership of the Option, PEC may be deemed to beneficially own 3,007,948 shares of Common Stock, representing 16.6% of the shares of Common Stock that would be outstanding assuming exercise of the Option in full and issuance of the shares subject to the Option.

         By virtue of the Proxies, PEC also may be deemed to beneficially own the 1,469,483 shares of Common Stock subject to such Proxies, representing 9.7% of the shares of Common Stock outstanding at November 11, 1994. The Proxies would terminate, and PEC would cease to have any voting power with respect to the shares subject thereto, upon any termination of the Merger Agreement, including any event pursuant to which the Option becomes exercisable.

         None of the directors or executive officers of PEC own any shares of Common Stock."

CUSIP No. 045744 10 9                     13D                           Page 5



         The first sentence of the second paragraph of Item 5(b) of the Statement is hereby amended to read in its entirety as follows:

         "Pursuant to the Proxies, PEC has the sole power to vote the 1,469,483 shares of Common Stock subject to the Proxies (representing 9.7% of the outstanding shares of Common Stock) in favor of the Merger and adoption of the Merger Agreement, and against any business combination proposal or other matter that may interfere with or be inconsistent with the Merger or the Merger Agreement, at any meeting of stockholders of the Issuer (or consent in lieu thereof) and any adjournment or adjournments thereof."

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The last sentence under the caption "Merger Agreement" in Item 6 is amended to read as follows:

         "The description herein of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, as amended, a copy of which (as so amended) is filed herewith as Exhibit (a) and Exhibit (e) and is incorporated herein by reference."

         The first sentence of the second paragraph under the caption "Stock Option Agreement" in Item 6 is amended to read as follows:

         ""Exercise Price" means $39.00 per share; provided, however, if as of the Exercise Date the Closing Price (as defined below) is more than $2.00 in excess of the Exercise Price, then the Exercise Price shall be increased to an amount equal to the Closing Price less $2.00. "

         The third paragraph under the caption "Stock Option Agreement" in Item 6 is amended to read as follows:

         "A "Trigger Event" occurs if the Merger Agreement is terminated in accordance with its terms:

         (a) by PEC after a wilful breach by the Issuer, if the Issuer shall have had contacts or entered into negotiations after the date of the Merger Agreement regarding a Competing Transaction, and within twelve months of the termination of the Merger Agreement the Issuer consummates a business combination or enters into a definitive agreement providing for a Business Combination (as defined in the Merger Agreement) with any person with whom such contacts had been made;

         (b) by either PEC or the Issuer if the Merger Agreement fails to receive the requisite vote for approval and adoption by the stockholders of the Issuer at the Issuer's stockholders meeting called with respect to the Merger Agreement, and at the time of such stockholders meeting there shall exist a Competing Transaction;

CUSIP No. 045744 10 9                     13D                            Page 6



         (c) by PEC if the Board of Directors of the Issuer withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to PEC (or resolves to do so) and, at such time, there exists a Competing Transaction;

         (d) by PEC, if the Board of Directors of the Issuer shall recommend any Competing Transaction to the Issuer's stockholders (or resolves to do so);

         (e) by PEC, if a tender or exchange offer for 20% or more of the capital stock of the Issuer is commenced, and the Issuer's Board of Directors does not recommend that its stockholders not tender their shares into such tender offer or exchange offer;

         (f) by the Issuer, if the Board of Directors of the Issuer (i) fails to recommend (or withdraws its recommendation of) approval and adoption by its stockholders of the Merger and the Merger Agreement and there exists a Competing Transaction, or (ii) recommends a Competing Transaction, in each case upon a determination in good faith, after consultation with and based on the advice of independent legal counsel, that such action is necessary for such Board to comply with its fiduciary duties under applicable law; or

         (g) by the Issuer, if Dillon, Read & Co. Inc. shall not have delivered it written opinion to ANGC to the effect that, as of the date of the ANGC stockholders meeting, the merger consideration to be received by the holders of Common Stock in the Merger is fair, from a financial point of view, to such holders, and at the time of the ANGC stockholders meeting there shall exist a Competing Transaction."

         The last paragraph under the caption "Stock Option Agreement" in Item 6 is amended to read as follows:

         "The description herein of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement, as amended, a copy of which (as so amended) is filed herewith as Exhibit (b) and Exhibit (f) and is incorporated herein by reference."

Item 7. Material to be Filed as Exhibits The following additional exhibits are filed herewith:

         (e) Amendment to Agreement and Plan of Merger dated as of November 28, 1994 (incorporated by reference to Exhibit 99.2 to PEC's Form 8-K dated November 29, 1994).

         (f)  Amendment to Stock Option Agreement dated as of
              November 28, 1994 (incorporated by reference to Exhibit 99.3 to PEC's Form 8-K dated November 29, 1994).

CUSIP No. 045744 10 9                      13D                           Page 7



Signatures.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Statement is true, complete and correct.

Dated:  November 29, 1994.

                                            PANHANDLE EASTERN CORPORATION


                                            By: /s/ Carl B. King
                                               _______________________________
                                            Name:   Carl B. King
                                            Title:  Senior Vice President
                                                    and General Counsel